Sanville & Company CERTIFIED PUBLIC ACCOUNTANTS
ROBERT F. SANVILLE, CPA MICHAEL T. BARANOWSKY, CPA JOHN P. TOWNSEND, CPA	1514 OLD YORK ROAD ABINGTON, PA 19001 (215) 884-8460 (215) 884-8686 FAX	MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
140 EAST 45TH STREET NEW YORK, NY 10017 (212) 661-3115 (646) 227-0268 FAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Valley Forge Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Valley Forge Fund, Inc. (the "Company") complied with the requirements of subsection (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of November 27, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 27, 2006, and with respect to agreement of security purchases and sales, for the period from June 6, 2006, (the date of last examination) through November 27, 2006:

  Count and inspection of all securities located in the vault of Commerce Bank in Valley Forge, PA without prior notice to management;

  Confirmation of all securities held by Best Vest Investment Brokerage Services in book entry form;

  Reconciliation of all such securities to the books and records of the Company and Commerce Bank and Best Vest Investment Brokerage Services;

  Agreement of no security purchases and 4 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that The Valley Forge Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 27, 2006, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Valley Forge Fund, Inc. and the Securities and Exchange Commission and should not be used for anyone other than these specified parties.

Abington, Pennsylvania Sanville & Company

December 7, 2006